UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER
001-14956
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING	91911K102

(Check one):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form 10-D	☐Form N-SAR
☐Form N-CSR
For Period Ended: March 31, 2016
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Valeant Pharmaceuticals International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2150 St. Elzéar Blvd. West
Address of Principal Executive Office (Street and Number)

Laval, Quebec, Canada, H7L 4A8
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Valeant Pharmaceuticals International, Inc. ("Valeant" or the "Company") had determined that it was necessary to restate certain of its prior financial statements.  On April 29, 2016, Valeant filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the "Form 10-K") with the U.S. Securities and Exchange Commission (the "SEC").  The Form 10-K included consolidated financial statements for the years ended December 31, 2013, 2014 and 2015. The audited consolidated financial statements for the year ended December 31, 2014 were restated. Valeant also restated certain unaudited quarterly results related to the three months ended December 31, 2014, the three months ended March 31, 2015, the six months ended June 30, 2015, and the nine months ended September 30, 2015. We refer you to the Form 10-K for more information related to the restatement, including, without limitation, the nature of the accounting adjustments giving rise to the restatement.

As a result of the concentration of resources on completing our restated financial statements included in the Form 10-K, as well as delays in completing our financial reporting for the quarter ended March 31, 2016, we are not able to file, without unreasonable effort or expense, our Form 10-Q for the quarter ended March 31, 2016 (the "Form 10-Q") within the prescribed time period.  Valeant does not expect that it will be in a position to file the Form 10-Q within the 5-day extension period provided in Rule 12b-25(b).  The Company is working diligently and intends to file the Form 10-Q as promptly as reasonably practicable.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert L. Rosiello	(514)	744-6792
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III of this report, the Company is currently in the process of completing the preparation of its financial statements for its fiscal quarter ended March 31, 2016, and the Company is currently unable to make a reasonable estimate of any changes in results of operations in its financial statements for the quarter ended March 31, 2016 compared to the corresponding period in 2015 until the preparation of its first quarter 2016 financial statements are completed.

Forward-looking Statements

This Form 12b-25 may contain forward-looking statements, including, but not limited to, Valeant’s statements regarding the anticipated timing of filing and content of its Form 10-Q and expectations regarding the results of operations for the quarter ended March 31, 2016.  Forward-looking statements may generally be identified by the use of the words "anticipates," "expects," "intends," "plans," "should," "could," "would," "may," "will," "believes," "estimates," "potential," "target," or "continue" and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties discussed in the Company's most recent annual or quarterly report and detailed from time to time in Valeant's other filings with the Securities and Exchange Commission and the Canadian Securities Administrators, which factors are incorporated herein by reference.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.  These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes, unless required by law.

Valeant Pharmaceuticals International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2016	By:	/s/ Robert L. Rosiello
Robert L. Rosiello
Executive Vice President and Chief Financial Officer